

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 28, 2007

<u>Via U.S. Mail and Fax</u>
Mr. John F. DeLorenzo
Chief Financial Officer
Entravision Communications Corp.
2425 Olympic Blvd.
Suite 6000 West
Santa Monica, CA 90404

> **Re: Entravision Communications Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 1-15997**

Dear Mr. DeLorenzo:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          /s/Larry Spirgel
          Assistant Director

cc: Ms. Marissa de la Rosa (via fax)